Mail Stop 3561

November 6, 2006

Mr. Michael Connors
Chairman and Chief Executive Officer
Information Services Group, Inc.
107 Elm Street
Stamford, CT 06902

> **Re: Information Services Group, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Amendment Filed October 2, 2006**
> **File No. 333-136536**

Dear Mr. Connors:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The staff was unable to locate a copy of your October 2, 2006 response letter on EDGAR. Please advise and, if necessary, upload your letter to EDGAR as correspondence.

2.   We note your disclosure that the company will seek to have all vendors waive any right, title, interest or claim of any kind in or to any monies held in the trust account. Please advise us whether the company's auditors have signed or will sign such waivers. We may have further comment.

3.   We note your response to comment 11 from our letter dated September 13, 2006 and we reissue the comment. We note the disclosure on page one that "in the event that an opportunity is presented to us in another industry, we may consider pursuing that opportunity if we conclude that it represents an attractive investment opportunity for us." Please significantly revise the prospectus to discuss how you will conduct your search if you decide to seek a company not within your management's expertise. In addition, the disclosure in the prospectus is currently too specific in regards to the focus industry of information services in light of the disclosure that the company may pursue an opportunity in another industry. Please significantly revise and remove the disclosure on the cover page of the prospectus and in the summary, risk factors and business sections regarding the company' target industry, to accurately reflect the company's plan to pursue opportunities in any industry.   We may have further comment.

4.   In your response to our comment one from our previous letter, you indicate that, in part, "management relied on their general experience and knowledge of the universe of possible acquisition candidates in the information services industry and about mergers and acquisitions" in determining the offering size. (emphasis added). While we do not dispute whether management has identified any potential targets, we believe a stronger discussion of the universe of possible acquisition targets is warranted. Accordingly, please revise to discuss the pool of companies you will initially target.

5.   In your response to comment five from our previous letter, you indicate that Mr. Connors' former employer has publicly announced plans to explore strategic alternatives with respect to its Business Media Europe group. Please revise to indicate whether this entity is considered to be within the universe of possible acquisition candidates which the company will pursue.

6.   In your response to comment 17 from our previous letter, you indicate that management's belief that there are numerous business opportunities is based on information "presented by Veronis Suhler Stevenson." Please explain the meaning of this statement in light of your prior response to comment 13. Please clarify any relationships, contacts, or agreements with this firm. For example, but without limit, did the company contact them to do market or industry research? What other information was presented by them? In this regard please clarify whether the referenced research was specifically prepared for the company and/or purchased by the company as opposed to being mere marketing materials freely disseminated. In this regard, please advise us whether Veronis Suhler Stevenson would be an expert under Sec. 7 of the Securities Act.

7.   We note your disclosure on page two that "our initial business combination must be with a target business whose fair market value is at least equal to 80% of our net assets at the time of such acquisition." Please clarify whether the 80% of net

assets test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or businesses. We may have further comment.

8.   We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition.

Market and Industry Information

9.   We note your response to comment 13 from our previous letter and we reissue in part our prior comment. Please clarify whether investors can rely on the information presented by Veronis Suhler Stevenson and whether investors would have any recourse against Information Services Group as a result of this reliance. If not, please provide the basis for including the information.

Risk Factors, page 14

10.   In the risk factor beginning "[w]e may seek …" on page 23, you indicate that you may or may not seek an independent fairness opinion in connection with a merger with an affiliated entity. We also note you statement that you intend to comply with the requirements of Delaware law on this point. In an appropriate section, please revise to briefly address the requirements of Delaware law on this point and clarify the considerations management will undertake in deciding not to obtain an independent fairness opinion.

Proposed Business, page 41

11.   We note your response to our prior comment 36; however, we believe this discussion is warranted given the unique structure of this transaction. Accordingly, we reissue our prior comment and request that you revise in an amendment to the registration statement. Currently the company refers to its senior advisors throughout its disclosures and the assistance that they may provide in sourcing a deal and/or managing a company following the deal. Please revise to specifically name these advisors, clarify their role and responsibilities with respect to the company, and state their compensation, if any. Alternatively, please remove any reference to your senior advisors.

12.   The company appears to have eliminated language on page 44 under the heading "We have not identified a target business" concerning whether any of your officers, directors, or agents have engaged in any discussions or searches on your behalf with respect to a target business. Please ensure that this disclosure is contained within your Form S-1. In addition, please confirm that "contracted" is not supposed to be "contacted" in the first sentence of this paragraph.

Management, page 59

13.   We note your response to comment 40 from our previous letter and ask that you continue to update your registration statement as your search continues. In order to facilitate this, we reissue our prior comment with the additional request that you address the securities law exemption you will use to make these senior advisors stockholders of the company. In this regard, a discussion of the staff's position in the Banker's Trust letter (March 23, 1984) and the Ken Worm letter (January 21, 2000) may be warranted. Please revise to disclose the names of the senior advisors with which you will consult and clarify their relationship to the company. In this regard we note your statement on page 60 that each of these advisors is also a stockholder of the company. However, your beneficial ownership table implies that you are wholly owned by Oenoke Partners, LLC. Please revise to clarify this disclosure. In addition, please expand on your statement that these senior advisors do not have any fiduciary duties with respect to you or the execution of their duties.

Financial Statements

Note E – Commitments, page F-9

14.   We reiterate our request from our previous comment 52 for you to revise this footnote to disclose all significant terms of the unit purchase options, including the exercise period and expiration date.

15.   Refer to prior comment 53. Please explain why you used a term of 260 days when calculating the volatility of each of the representative companies, rather than using the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories.

16.   In response to our previous comment 53, you state "the companies chosen for purposes of estimating volatility represent companies similar in market capitalization to the likely size of companies which the Company may pursue in its target industry." Given your pro forma total assets of $147 million, tell us why you believe using companies with market capitalizations in the $500-600 million range are representative of your company for purposes of estimating volatility.

Part II – Exhibits

17.   Please file an exhibit index that lists all of the exhibits that will be filed with the registration statement. See Item 601 of Regulation S-K. Please indicate on the exhibit index which exhibits will be filed by subsequent amendment.

18.   We note your response to comment 56 from our previous letter. Please file the exhibits to allow the staff sufficient time to review such documents. We specifically note that the company has not filed the warrant agreement and the underwriter's unit purchase option agreement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director

cc: Emanuel Cherney
Fax: (212) 836-8689